Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 16 September 2024

US INVESTOR EVENT PRESENTATION

A US investor event providing an overview of the global LNG industry and Woodside’s LNG business will be hosted by Woodside CEO and Managing Director Meg O’Neill, Chief Financial Officer Graham Tiver, and Chief Commercial Officer Mark Abbotsford, today at 10:00 EDT / 22:00 AWST.

To access a live webcast of the US investor event, please follow the link at Woodside Energy Global LNG Deep Dive (vimeo.com).

The presentation referred to during the webcast will be available on the Woodside website (www.woodside.com).

The presentation has today been uploaded to the National Storage Mechanism in unedited full text and will shortly be available for inspection at: https://data.fca.org/uk/#/nsm/nationalstoragemechanism.

A copy of the transcript of the investor event will also be submitted to the National Storage Mechanism and will be available at the web address set out above in due course.

Contacts:

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com Rob Young (United States) M: +1 281 790 2805 E: robert.young@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

GLOBAL LNG DEEP DIVE 16 September 2024 www.woodside.com investor@woodside.com

Disclaimer, important notes and assumptions Information plans, goals or expectations of Woodside are forward-looking statements. • This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”).• Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. • All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, or undertakes to, or assumes related bodies corporate and their respective Beneficiaries. Important factors that could cause actual results to differ materially any obligation to, provide any additional information or update or revise any information or forward-looking statements in this from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, future events, changes in Woodside’s expectations or otherwise. development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry • This presentation may contain industry, market and competitive position data that is based on industry publications and studies competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or the ongoing conflict in Ukraine and the Middle East) on economic activity and oil and gas supply and demand, cost estimates, completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential position data contained in this presentation. changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and • To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective interest rates and conditions in financial markets and risks associated with acquisitions, mergers and joint ventures, including Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses. reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any • A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s underlying assumptions. most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s No offer or advice most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to • This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside these risks when considering the information contained in this presentation. shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. • Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and Notes to petroleum resource estimates should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, • Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 31 December 2023) of the taxation and other professional advice before making any investment decision. Reserves and Resources Statement included in Woodside’s most recent Annual Report released to the Australian Securities Forward-looking statements Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at • This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, https://www.woodside.com/investors/reports-investor-briefings, net Woodside share at standard oilfield conditions of 14.696 psi results of operations and financial condition, including, for example, but not limited to, statements regarding outcomes of (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). transactions, including the timing, terms and potential benefits of the proposed acquisition of Tellurian and OCI's Clean Ammonia Project, statements regarding long-term demand for Woodside's products, development, completion and execution of • Woodside estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in Woodside’s projects, expectations regarding future capital expenditures, future results of projects, the payment of future accordance with SPE-PRMS guidelines. dividends and the amount thereof, operating activities, new energy products, expectations and plans for renewables production • Woodside is not aware of any new information or data that materially affects the information included in the Reserves and capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, Resources Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves and capital and other expenditure and gas hub exposure for 2024, and expectations regarding the achievement of Woodside’s net Resources Statement continue to apply and have not materially changed. equity Scope 1 and 2 greenhouse gas emissions targets. All statements, other than statements of historical or present facts, are • Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations. forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, 2

Disclaimer, important notes and assumptions (continued)

Notes to petroleum resource estimates

- For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
- Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category.
- 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

Disclosure of reserve information and cautionary note to US investors

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. As noted above, Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
- The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves", "Best Estimate (2C) Contingent Resources", "Reserves and Contingent Resources", "Proved plus Probable", "Developed and Undeveloped", "Probable Developed", "Probable Undeveloped", "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside's most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve.
- Woodside "greenhouse gas" or "emissions" information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated.
- For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide clarification regarding the use of terms such as "lower carbon" under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP.

Non-IFRS Financial Measures

- Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, EBITDA excluding impairment, Gearing, Underlying NPAT, Net debt, Liquidity, Free cash flow, Cash margin, Production Margin, Return on Equity, Capital expenditure, and Exploration expenditure. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside's Annual Report for the period ended 31 December 2023 and Woodside's Half-Year Report for the period ended 30 June 2024.
- Woodside's management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business.
- Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3

Woodside Energy

Agenda 1 Woodside overview and business model 2 Macroeconomic LNG trends 3 Marketing strategy and insights 4 Financial overview 5 Close 4

Unique portfolio of global high quality LNG and deepwater oil assets Western Australia LNG operating 1 Market capitalisation experience 326 Mboe/d ~$ East coast Australia 35 years 35 billion 47 Mboe/d Houston 2 3 Production LNG sales > Mboe/d 500 263 Mboe/d Gulf of Mexico 91 Mboe/d 1 Perth Global employees Annualised dividend yield Trinidad & Tobago > 4,500% 7.3 25 Mboe/d Production, all Gas Oil 3 figures in Mboe/d 1. Calculated based on Woodside’s closing share price on 28 June 2024 of A$28.21 and a USD/AUD exchange rate of 0.67. 2. 2024 Full-Year production guidance is 505-533 Mboe/day. 5 3. 2024 Half-Year Results.

Compelling investment thesis High quality Operational Shareholder value Positioned for the portfolio excellence and returns energy transition Disciplined capital management Geographically advantaged to 35 years of operating experience in Delivering on emissions reduction 1 and clear capital allocation meet growing LNG demand LNG with world class operated targets framework reliability Tier-one operating assets and Progressing customer-led and Strong balance sheet and healthy growth pipeline Resilient, low cost, high margin scalable ammonia, hydrogen and commitment to shareholder returns operating assets CCS opportunities 1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may 2 6 be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

Our strategy is to thrive through the energy transition

Three goals drive Woodside's strategic direction

Provide energy
through a high-quality portfolio and operational excellence

Create and return value
through disciplined capital management

Conduct our business sustainably
through contribution to environment and communities

We aim to thrive through the energy transition with a low cost, lower carbon, profitable, resilient and diversified portfolio


Low cost
Lower carbon[1]
Profitable
Resilient
Diversified
OPTIMISE VALUE AND SHAREHOLDER RETURNS

1. For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim.

7

Building strong business foundations

1984 | First production of domestic gas from NWS

1989 | First LNG cargo delivered from NWS Project

2012 | First LNG cargo delivered from Pluto LNG

2013 | Executed first merchant LNG offtake contract

Began establishing LNG portfolio marketing strategy

2020 | Sangomar Field Development Phase 1 approved

2021 | Took FID for the Scarborough Energy Project

2022 | Completed merger with BHP's petroleum business expanding operations globally

2023 | Took FID for the Trion development

Executed additional merchant LNG offtake

2024 | Production commenced from Sangomar

Acquisitions of Tellurian and Driftwood LNG and OCI's Clean Ammonia Project[1,2]



Karratha Gas Plant



Sangomar FPSO

1. Acquisition of OCI's Beaumont Clean Ammonia Project is subject to satisfaction of customary conditions precedent including OCI N.V. shareholder approval.
2. Acquisition of Tellurian and the Driftwood LNG Development is subject to satisfaction of customary conditions precedent, including Tellurian shareholder approval, regulatory approval and other approvals.

8

Woodside Energy

Delivering near term growth through large scale projects Trion Sangomar Scarborough FPSO facility, located offshore Senegal 8 Mtpa LNG project capacity (100%) FPU facility, offshore Mexico, with oil plus domestic gas, located offshore production capacity of 100,000 First oil achieved in June 2024; achieved Western Australia barrels/day nameplate capacity of 100,000 bbl/day in July 2024 67% complete and on track for first Approaching 10% complete and on 1 1 LNG cargo in 2026 track for first oil in 2028 9 1. As at 30 June 2024. Scarborough percentage of completeness excludes Train 1 modifications.

A differentiated LNG business model How Woodside adds value Portfolio construction considerations Operations ▪ Predominantly operated assets, with some non- ▪ Lower unit cost and high reliability across operated assets operated positions, to balance control and ▪ History of debottlenecking and operational efficiency optimisation of the value chain with supply diversity Marketing ▪ Growing third party offtake at strategic locations ▪ Ability to place volumes globally from multiple supply sources ▪ Feedgas from large resources with low cost of supply ▪ Shipping operations, index flexibility, contract flexibility and trading capability ▪ Strategic joint venture participants with Customer relationships complementary expertise ▪ Reliable energy supplier with global marketing teams ▪ Clear capital allocation framework ▪ Long term relationships which provide market insights and allow strategic collaboration 10

Geographic diversity and scale to leverage portfolio efficiencies

Atlantic LNG

Operated

	Stage / capacity (100%)	
Driftwood LNG (Phase 1 and 2)	Pre-FID	16.5 Mtpa
Driftwood LNG (Phase 3 and 4)	Pre-FID	11.1 Mtpa

Offtake

	Stage / offtake amount	
Corpus Christi[1]	Producing	0.85 Mtpa
Commonwealth LNG[2]	Pre-FID	2.5 Mtpa

Future growth

Calypso

Operating
Under construction/not sanctioned



Corpus Christi
Driftwood LNG
Commonwealth LNG
Mexico Pacific
Calypso
Sunrise
Browse
North West Shelf
Scarborough
Pluto LNG
Wheatstone

Pacific LNG

Operated

	Stage / equity interest	
NWS Project	Producing	5.6 Mtpa
Pluto LNG	Producing	4.4 Mtpa
Scarborough (targeting first LNG cargo 2026)	Under construction	6.0 Mtpa[3]

Non-operated

	Stage / equity interest	
Wheatstone[4]	Producing	1.2 Mtpa

Offtake

	Stage / offtake amount	
Mexico Pacific[5]	Pre-FID	1.3 Mtpa

Future growth

Browse

Sunrise

High quality LNG asset base

Marketing optimisation across both basins

1. Refer to announcement titled 'Corpus Christi Liquefaction LLC conditions satisfied', released 14 May 2015.
2. Refer to media announcement titled 'Commonwealth LNG signs agreements with Woodside', released 5 September 2022.
3. Includes up to 3 Mtpa (gross), 2.25 Mtpa (equity interest) processed through Pluto Train 1.
4. Woodside's 13% non-operated interest in the Wheatstone Project includes the offshore platform, the pipeline to shore and the onshore plant, but excludes the Wheatstone and Iago fields and subsea infrastructure. Woodside also has a 65% interest in the Julimar Development Project.
5. Refer to announcement titled 'Woodside and Mexico Pacific sign LNG supply agreement', released 6 December 2023.

11

Woodside Energy

World class LNG operations







	North West Shelf Project	Pluto LNG	Scarborough Energy Project
Woodside equity	25-33.33%	90%	74.9% (upstream)[1], 51% (downstream)
First LNG cargo	1989	2012	Targeting 2026
EBITDA margin	~83% (HY 2024)	~87% (HY 2024)	n/a
Gross capacity	16.9 Mtpa	4.9 Mtpa	5.0 Mtpa + 3.0 Mtpa (Pluto Train 1)
Reliability	99.7% (Q2 2024)	97.7% (Q2 2024)	n/a
Annual LNG production	33 MMboe (2023; Woodside share)	46 MMboe (2023; Woodside share)	n/a
Proved plus probable (2P) reserves[2]	232 MMboe (Woodside share)	279 MMboe (Woodside share)	1,810 MMboe (Woodside share)[3]

1. Assumes completion of JERA transaction. Refer to the announcement titled 'Woodside to sell 15.1% Scarborough interest to JERA', released 23 February 2024.
2. All products. Includes 31 MMboe of fuel for North West Shelf Project, 20 MMboe of fuel for Pluto LNG and 198 MMboe of fuel for Scarborough Energy Project. NWS and Pluto are as of 31 December 2023 and Scarborough is as of 26 March 2024.
3. Assumes 90% participating interest. As a result of the completion of the sale of a 10% non-operating participating interest in the Scarborough Joint Venture to LJ Scarborough Pty Ltd (LNG Japan), Woodside's Scarborough field proved plus probable (2P) reserves was updated to 1,810 MMboe (Woodside share). Refer to the announcement titled 'Woodside completes sale of 10% Scarborough interest', released 26 March 2024.

12 Woodside Energy

Shaping an LNG business for the future

Established position as a portfolio player

Increasing supply diversity through Scarborough Energy Project and third-party offtake contracts

Securing new LNG carriers to enable global arbitrage opportunities

Completing Driftwood LNG acquisition[1]

Progressing organic future growth opportunities (Browse, Sunrise, Calypso)

Driftwood LNG Project[1]

- High quality, scalable development option
- Fully permitted for 27.6 Mtpa
- Cost competitive at ~$900-960/tonne[2]
- Pathway to material complementary presence in the Atlantic Basin
- Advantaged by permitting position and having Bechtel as EPC contractor
- Woodside's experience in LNG project delivery and operations excellence can improve returns



Driftwood LNG Project

1. Transaction is subject to satisfaction of customary conditions precedent, including maintenance of validity for existing authorisations, Tellurian shareholder approval, regulatory approval and other approvals.
2. Phase 1 and 2. Current assumption subject to full notice to proceed with EPC contractor. Includes EPC, owner's costs and contingency costs. Excludes pipeline.

13

Woodside Energy

MACROECONOMIC OVERVIEW Meg O’Neill Chief Executive Officer and Managing Director

Increasing GDP per capita expected to drive energy demand Energy consumption per capita expected to grow as global Expected population increase to ~10 billion by 2050 from ~8 3 1 living standards rise billion in 2023 , impacting forecast GDP per capita 2 GDP per capita (constant prices (2015), US$) Greater GDP per capita 100,000 USA (2023, RT, US$) United States Australia 75,000 United Kingdom Japan 50,000 Japan China 25,000 China Mexico India Greater energy consumption Iran per capita (MMbtu) 0 India 2024 2028 2032 2036 2040 2044 2048 1. Source: The United Nations, UNFPA State of the World Population 2023. 2. Source: Wood Mackenzie GDP Forecast Q3 2024. 15 3. Source: World Development Indicators (GDP per capita and population) and Energy Institute Statistical Review of World Energy, IEA.

Growing need for energy as population and living standards increase As countries’ standards of living improve, energy use per capita Number of people lacking access to electricity remains high, 1 and total energy demand is expected to increase estimated ~685 million people in 2022 2 Energy consumption per capita, 2022 (MMbtu) Light passenger 200 Electricity demand vehicles per 10 people per 10 people 150 United States 100 China 50 0 India Developed nations China India SE Asia African nations = 1 car = 10 MWh (annual) ~1 billion people ~5.6 billion people 1. Tracking SDG 7: The Energy Progress Report 2024. 16 2. EI Statistical Review of World Energy, IEA.

Clear benefits of LNG Reliable Flexible Lower carbon 1 Globally mobile Proven and increasingly deep market Half the lifecycle emissions of coal Seasonally adaptable Firming power for grids with renewables Can help countries decarbonise Fits into existing gas networks Established supply chains with storage Technology advancements can reduce capability gas emissions 17 1. IEA, 2019. “The Role of Gas in Today’s Energy Transition”, p. 4. All rights reserved.

Opportunity for LNG to displace coal 1 Global coal consumption and global LNG trade (exajoules) 180 Paris Agreement 160 Coal accounted for 25% of global primary 140 1 energy consumption in 2023 120 Kyoto Coal demand in emerging markets and Protocol 100 Asia Pacific developing economies was the biggest driver 1 80 in global emissions growth in 2023 60 China’s natural gas use is expected to grow to 40 ~605 bcm in 2040, up from 390 bcm today as Rest of the 2 world part of decarbonisation efforts 20 LNG trade North America Europe 0 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020 1. Energy Institute: Statistical Review of World Energy (2024). 18 2. S&P Global (2023): China's natural gas demand to peak in 2040 at 605.9 Bcm: ETRI.

LNG can help countries decarbonise Case study: coal-to-gas switching was the largest driver of energy 2 related emissions reductions in the US in 2023 Coal remains a significant portion of energy mix US case study: change in CO emissions from electricity generation by driver in the 1 2 2023 total energy demand 3 United States, 2022-2023 (MtCO ) 2 US China India Japan South Korea 1,600 11% 12% 17% 17% Other 20% 1,550 11% 29% 28% Coal 1,500 63% 32% 55% 21% 17% Gas 1,450 5% 9% 1,400 40% 38% 38% Oil 21% 18% 1,350 1,072 3,959 2022 GDP Weather Other demand Coal to gas Net renewables 2023 2,210 400 309 mtoe mtoe mtoe effects switching development mtoe mtoe 1. Source: Wood Mackenzie Energy Transition Outlook, September 2023. Assumes global temperature rise to around 2.0°C compared to pre-industrial levels. Other includes bio energy, hydro, nuclear and renewables. 2. International Energy Agency (2024): CO Emissions in 2023, IEA, Paris. 2 19 3. Chart recreated from IEA (2024), CO Emissions in 2023, IEA. Change in CO emissions from electricity generation due to net renewables comprises renewables development, poor wind conditions, and hydroelectricity shortfall. 2 2

Strong LNG demand growth expected 1 LNG demand by region (Mtpa) Demand drivers 700 >50% ▪ Customers’ decarbonisation goals 600 ▪ Energy security 500 ▪ Gas as firming power for renewables >60% 400 Pacific Basin Supply pressures 300 ▪ Regulatory environments 200 ▪ Project execution delays 100 Atlantic Basin ▪ Geopolitical Boil Off Gas 0 2000 2010 2020 2030 20 1. Wood Mackenzie LNG Tool (1Q24).

Market appetite for LNG Europe Increased near-term LNG growth Japan, Korea, Taiwan Appetite for long-term contracts, recognising Value certainty of supply and complexity of renewable decarbonisation ramp-up Appetite for long-term oil indexed contracts and JKM LNG market remains exposure fragmented which provides opportunities for supply India Woodside’s portfolio is in a China Cost and reliability of energy strong position to market source is important to compete with coal Value diversity of energy volume supply Southeast Asia Recent contracting with Qatar and US Some countries imported Latin America first LNG in 2023 (Vietnam, Philippines) Value LNG for firming Existing gas infrastructure capacity with renewables 21

US supply and Asian demand expected to lead growth Europe China US is flexible to supply Europe and Asia Japan US New LNG investment to be underpinned by demand growth in Qatar Asian markets India Latin Africa America Australia 1 1 Supply Demand 2024 2040 2024 2040 22 1. Wood Mackenzie LNG Tool (2Q24). Scale shown is 0-200 Mtpa. Supply shown includes operating and under construction.

New supply finds demand with resilient pricing over the longer term 2,3 Historical LNG Price ($US/MMbtu) and historical global LNG supply growth (Mtpa) 70 60 “looming glut could have far- reaching effects on gas pricing” IEA, November 2009 Global LNG supply growth is likely to be 50 “LNG glut will continue for years as absorbed by the market over the longer term demand falls and supply surges” 40 IEA, June 2016 JKM 30 Woodside has recently entered into multiple 12-14% Brent new agreements for LNG supply to high quality range 20 1 buyers European gas marker 10 LNG supply growth 0 2010 2012 2014 2016 2018 2020 2022 -10 1. Refer to slide 32 of this presentation for further information on these agreements. 23 2. 12-14% Brent represents average range of long-term contract pricing. 3. Historical LNG supply growth sourced from S&P Global Connect (2024): LNG Production Tracker.

Contracting appetite signals confidence in demand Contracts signed by China and South/South-East Asia reinforces Increase in longer duration LNG contracts confidence in Asian demand 1 1 Global LNG contracts by duration (annual contract quantity, Mtpa) Global LNG contracts by destination (annual contract quantity, Mtpa) 50 50 1 Rest of World 40 North East Asia 40 (excl-China) China 20 years or 30 30 more South and 20 20 South East Asia 11-19 years 10 10 5-10 years Europe Less than 5 years 0 0 2019 2020 2021 2022 2023 2019 2020 2021 2022 2023 1. WoodMackenzie LNG Contract Trends, December 2023. Dataset includes global contracts by many producers, including Woodside. Only includes sale and purchase agreements. End user contracts only. Rest of World refers to South America, Middle East 24 & Africa and North America.

MARKETING Mark Abbotsford Executive Vice President and Chief Commercial Officer

Competitively advantaged marketing portfolio Advantaged global Portfolio marketing Deep customer Long shipping supply strategy relationships position Proximity to demand hubs Portfolio seller enables flexibility Dedicated global marketing teams Seven LNG carriers on long-term and optimisation charter and incoming new builds Competitive cost of supply Long-term relationships provide Layered contracts to manage market insights Positioned to capture upside Geographic arbitrage market cycles cargoes opportunities Collaborating with customers on Price marker diversity for stability new energy solutions Diversion capability through DES Lower transport related emissions with upside exposure sales Risk management frameworks Commercial operations excellence 26

Woodside portfolio enables value capture from market volatility Historical US Gulf Coast Netbacks from JKM, European Gas Marker and Brent ($US/MMbtu) 40 Periods where flexibility can capture optimisation value Diversification in the Atlantic and Pacific 30 Basins unlocks marketing optimisation and arbitrage potential 20 Diversity of price indices and layering of contracts to manage commodity exposure 10 0 2010 2012 2014 2016 2018 2020 2022 2024 1,4 2,4 3,4 JKM netback European gas marker netback 12-14% Brent range 1. JKM Netback from Japan. 2. EU Gas Marker Netback from Netherlands, uses NBP 2010-2017 & TTF from 2018, and includes regasification fee. 3. 12-14% Brent represents the average range of long-term contract pricing. 27 4. Shipping costs based on Woodside portfolio average.

Price volatility: how value is captured Value driver opportunity examples (US$/MMbtu) 3 1 2 Utilise shipping length Optimise supply portfolio Exercise contract options Woodside’s global position means that we Divert uncommitted volumes from Maximise volumes to Europe Increase volumes delivered under oil- can capture opportunities consistently Europe to JKM linked contracts 80 20 20 Key to capturing incremental margin is having: 60 Advantaged European ▪ Multiple supply sources and logistical pricing JKM spike infrastructure 40 10 10 Sustained higher Brent pricing ▪ Portfolio marketing and contract flexibility 20 ▪ Trading capability and strong risk management framework 0 0 0 July June January December January December 2020 2021 2022 2022 2019 2019 1,4 2,4 3,4 JKM netback European gas marker netback 12-14% Brent range 1. JKM Netback from Japan shown in USD/MMbtu. 2. EU Gas Marker Netback from Netherlands, uses TTF and includes regasification fee shown in USD/MMbtu. 3. 12-14% Brent represents the average range of long-term contract pricing shown in USD/MMbtu. 28 4. Shipping costs based on Woodside portfolio average.

Shipping fleet enables value capture Woodside’s fleet Fleet ensures safe, reliable and efficient Woodside Woodside delivery of LNG Donaldson Rogers Quality operators with modern design offers lower carbon intensity shipping Woodside Woodside Goode Four new committed builds to be delivered Chaney between now and 2026 Enables diversion optionality and ensures offtake availability for operations Optimise positions with short-term tonnage and freight trading Woodside Rees Withers Woodside Charles Allen Woodside Scarlet Ibis 29

Deep dive: practical example case study 1 2 3 Example supply Value capture enabled Optimisation opportunity to divert to Europe, taking 1 offtake contract by Woodside’s approach advantage of index and flexible contracts US Gulf Coast supply contract Advantaged with base delivery to Asia, global supply US Gulf ability to capture spread Coast between JKM and TTF Portfolio marketing strategy Example basis Deep customer relationships Base delivery: Asia Diversion delivery: Europe Long shipping position 30 1. Illustrative example only using generic US supply assumptions based on FOB offtake.

Portfolio has high oil indexation with price diversity

Exposure leveraged to Asia Pacific (~70% of revenue in 2023)

Diversified LNG portfolio; tenor, buyers, pricing, price reviews and flexibility



Produced total portfolio composition (2023)2
~45% LNG
~20% pipeline gas
~30% oil and condensate
~5% NGLs
Produced LNG portfolio1
Near-term (2024-2025)
Longer-term (2027+)
~25-30%
~60%
~10%
~30-35%
~55%
~10%
Produced total portfolio1
Near-term (2024-2025)
Longer-term (2027+)
~10%
~70%
~20%
~20%
~60%
~20%
Gas hub: JKM, TTF
Oil
Low volatility

1. Indicative only, not guidance. Refers to Woodside's exposure to different pricing indices for produced hydrocarbons. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.
2. Split based total production volumes for year ended December 31, 2023, rounded to the nearest 5%.

31
Woodside Energy

Recent Woodside contracting reflects strong market demand



1
2
3
4

1 KOGAS

Size: **0.5 Mtpa**
Tenure: **10.5 years**
Commencement: **2026**[1]

2 CPC Taiwan

Size: **0.6 Mtpa**
Tenure: **10 years**
Option: **+10 years**
Commencement: **2024**[2]

3 JERA

Scarborough JV investment: **15.1%**[3]

Growing strategic relationship including offtake and new energy collaboration

4 LNG Japan

Scarborough JV investment: **10%**[4]

Growing strategic relationship including offtake and new energy collaboration

Several other discussions maturing

Underpinned by Woodside's competitively advantaged marketing portfolio

- **Advantaged global supply**
- **Portfolio marketing strategy**
- **Deep customer relationships**
- **Long shipping position**

1. Refer to media announcement titled 'Woodside and KOGAS sign agreement for long-term LNG supply', released 28 February 2024.
2. Refer to media announcement titled 'Woodside and CPC sign agreement for long-term LNG supply', released 11 July 2024.
3. Refer to announcement titled 'Woodside to sell 15.1% Scarborough interest to JERA', released 23 February 2024. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for H2 2024.
4. Refer to announcement titled 'Woodside to sell 10% Scarborough interest to LNG Japan', released 8 August 2023. Refer to announcement titled 'Woodside completes sale of 10% Scarborough interest', released 26 March 2024.

32
Woodside Energy

Woodside’s global marketing and trading business ▪ Optimise LNG flows and logistics ▪ Add value, with transparency through separately reported segment ▪ Be recognised as a reliable LNG supplier ▪ Benefit from economies of scale of global portfolio ▪ Develop strong relationships Woodside’s global ▪ Gain insight into supply and demand ▪ Provide flexibility for customers enabling marketing dynamics enabling commercial opportunities differentiation in tendering process business enables it to▪ Manage portfolio risk by optimising across ▪ Utilise shipping fleet to match offtake timing to diverse markets and mitigating regional volatility operational performance and enable DES sales ▪ React to changing market conditions ▪ Identify strategic investment opportunities 1 Over the last 2.5 years the marketing division has contributed on average ~10% of EBIT 33 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. Refer to the note A.1 Segment Revenue and Expenses in the notes to the financial statements in the 2022 and 2023 Annual Reports, and 2024 Half-Year Report.

FINANCIAL STRENGTH Graham Tiver Executive Vice President and Chief Financial Officer

Disciplined capital management, long-term shareholder value



Consistent cost focus

Unit production costs down and cash conversion up (H1 2024)

Managing inflationary pressures in operations

Exploration expenditure rationalised

Planned maintenance campaigns delivered on schedule and budget



Disciplined investment decisions

Opportunities must have compelling strategic rationale and meet capital allocation targets

Phased development of capex projects

De-risking development capex with lump sum turn-key EPC contracting strategy

Bringing in quality partners and cash proceeds through asset sell-downs



Actively managed balance sheet

Active management of debt portfolio

Investment grade credit rating

Committed to shareholder returns, returned $8.8 billion since completion of BHP petroleum merger

80% payout ratio to shareholders for over 10 years; policy is a minimum 50%[1]

1. Woodside's policy is to maintain a dividend based on net profit after tax excluding non-recurring items, targeting a 50-80% payout ratio.

35 Woodside Energy

Disciplined capital allocation framework

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions: hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[3]			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to Woodside's Climate Report 2022 (glossary starting on page 59 and the section on decarbonisation strategy starting on page 28) for further information on the definition and calculation of Scope 1 and 2 net equity greenhouse gas emissions.

36 Woodside Energy

Capital management framework to optimise value and returns Special dividends Dividend Safe, reliable Strong Investment policy Share buy-backs and low cost balance expenditure (minimum 50% operations sheet payout ratio) Future investment Excess cash Investment grade Maintain dividend based on NPAT excluding Targeting 10-20% credit rating non-recurring items, targeting 50-80% gearing through the payout ratio cycle 37

Strong earnings and balance sheet from diversified global portfolio H1 2024 H1 2023 Change $m Operating revenue 5,988 7,400 19% Strong half-year underlying NPAT 1 $m EBITDA 4,371 4,888 11% 1 $m EBIT 2,362 2,791 15% $8.3/boe unit production cost, reduced 6% in an inflationary environment $m NPAT 1,937 1,740 11% 1,3 $m Underlying NPAT 1,632 1,896 14% 1 Cash margin of ~80%, maintained over the last five years 4 $m Operating cash flow 2,393 2,951 19% $8.5 billion liquidity enabling investments in near-term 1 $m Free cash flow 740 314 136% 2 growth 1,2 $m Liquidity 8,479 7,509 13% Delivering strong returns to shareholders whilst US cps Earnings per share 102 92 11% maintaining balance sheet flexibility 1 % Return on equity 11.0 9.7 1.3% US cps Half-year dividend 69 80 14% 1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2. Subsequent to the period Woodside cancelled $1,550 million undrawn facilities. In September 2024, Woodside received $2,000 million in proceeds from a bond issuance completed on 12 September 2024. 3. For a list of specific items, refer to slide 30 of the presentation titled ‘Half-Year 2024 Results Briefing Presentation’, released 27 August 2024. 38 4. Restated operating cashflow for HY23.

Well positioned balance sheet for capital investment and returns

Balance sheet

Gearing of 13.3% at the lower end of target range[1]

Strong liquidity supporting major capital investment and returns

Investment grade credit ratings providing efficient access to debt capital[2]

Liquidity ($ billion)[1,3]



6.7
6.1
10.2
7.8
8.5
1.6
Cancelled undrawn facilities[4]
Undrawn facilities
Cash
FY 2020
FY 2021
FY 2022
FY 2023
H1 2024

Dividend distribution

Interim dividend of $1.3 billion, fully franked, representing a half-year annualised dividend yield of 7.3%[5]

Maintaining 80% payout ratio, top of the target payout range

No change to dividend policy; continued capacity to pay strong dividends

Dividend per share (cps)[6]



26
12
30
105
109
33
76
144
80
60
69
2020
2021
2022
2023
H1 2024
Interim dividend US cps
Final dividend US cps
BHP merger completion payment

1. Gearing and liquidity are non-IFRS financial measures. Refer to the glossary section of this presentation for the definition.
2. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody's.
3. In September 2024, Woodside received $2,000 million in proceeds from a bond issuance completed on 12 September 2024.
4. Subsequent to the period Woodside cancelled $1,550 million undrawn facilities.
5. Calculated based on Woodside's closing share price on 28 June 2024 of A$28.21 and a USD/AUD exchange rate of 0.67.
6. The interim 2022 fully franked dividend of 109 US cps consisted of an ordinary dividend component of 76 US cps and an additional dividend component relating to the BHP merger completion payment of 33 US cps.

39

Woodside Energy

Distinctive investment differentiation 3 1 2 STRONG MARGIN HIGH DIVIDEND YIELD GAS WEIGHTED 1 2 3 EBITDA margin (%) Last 12 months yield % gas in portfolio 80% 15% 90% Dividend yield Buyback contribution 60% 10% 60% 40% 5% 30% 20% 0% 0% 0% Dataset: Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside. Source: FactSet (accessed 27 August 2024). 1. Non-IFRS financial measure. 2023 EBITDA margin is calculated as earnings before interest, taxes, depreciation and amortisation divided by revenue. Source: FactSet. 2. Last 12 months to 30 June 2024. Yield is the quantum of returns to shareholders relative to share price. Source: Company filings, FactSet. 40 3. % gas in portfolio is Proved (1P) natural gas reserves divided by total Proved (1P) reserves. Source: Company filings.

CLOSE Meg O’Neill Chief Executive Officer and Managing Director

Woodside’s Scope 1, 2 and 3 emissions reduction targets Net zero SCOPE 1 AND 2 15% 30% aspiration by 2050 or sooner by 2025 by 2030 Reduce our net equity greenhouse gas 1 Net equity emissions reduction targets emissions SCOPE 3 5 Mtpa CO -e 2 $5 billion Total abatement capacity of FID on Investing in the products and services for the Target to invest in new energy products new energy products and lower 2,3 and lower carbon services by 2030 energy transition 2,4 carbon services by 2030 1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may 2 be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. 2. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. For further information on Woodside’s Scope 3 targets refer to pages 7 and 34 of Woodside’s Climate Transition Action Plan 2023 (CTAP), released 27 February 2024. 3. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside’s net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans. 4. Includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are 42 subject to Woodside’s investment targets. Not guidance.

Long history of LNG expertise Operational excellence Project track record Marketing capability Demonstrated capability in LNG plant Strong reputation as a reliable energy 35 years of LNG operations development supplier ~98% reliability across operated LNG 1 Long-term relationships with key facilities Long-term relationships with contractors customers Proven ability to increase plant capacity Strong project management capabilities Experienced marketing and trading through de-bottlenecking teams with global relationships 43 1. 2024 Half-Year Results.

Compelling investment thesis High quality Operational Shareholder value Positioned for the portfolio excellence and returns energy transition Disciplined capital management Geographically advantaged to 35 years of operating experience in Delivering on emissions reduction 1 and clear capital allocation meet growing LNG demand LNG with world class operated targets framework reliability Tier-one operating assets and Progressing customer-led and Strong balance sheet and healthy growth pipeline Resilient, low cost, high margin scalable ammonia, hydrogen and commitment to shareholder returns operating assets CCS opportunities 1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may 2 44 be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

Q&A

APPENDIX

Driftwood LNG: adds scalable Atlantic LNG exposure to portfolio Attractive entry into a scalable, fully permitted, 27.6 Mtpa US LNG development option Providing with a cost-competitive phased development plan energy Pathway to material complementary presence in the Atlantic Basin, enabling value and arbitrage opportunities across the Atlantic and Pacific Basins Creating and returning value Leverages Woodside’s LNG development, operations and marketing expertise to unlock the development, optimise and create value Pathway to significant cash generation underpinning long-term shareholder returns Conducting our business sustainably Sustainability focus through Driftwood LNG’s emissions design-out features and potential to reduce average Scope 1 and 2 emissions intensity of Woodside’s LNG portfolio 47

OCI: acquiring one of the world's first lower carbon ammonia projects

1.1 Mtpa project under construction; with cost, schedule and performance guarantees, targeting production of first ammonia from 2025 and lower carbon ammonia from 2026[1,2,3,4]

Exceeds Woodside's capital allocation framework targets for new energy projects; Phase 1 is >10% IRR, <10-year payback period[5]

Free cash flow accretive from 2026; **earning per share accretive** from 2027[5]

World-class ammonia capability; positioned to target growing lower carbon ammonia market

Capacity to abate 3.2 Mtpa CO_2–e of customer emissions in Phases 1 and 2, with less than 0.1 Mtpa Scope 1 and 2 emissions[1,6,7]

Providing energy

Creating and returning value

Conducting our business sustainably

1. Woodside will market ammonia volumes into the global ammonia market, which in 2023 represented ~200 Mtpa.
2. The supply of carbon abated hydrogen is dependent on ExxonMobil's CCS facility becoming operational.
3. See glossary for key definitions including lower carbon and lower carbon ammonia.
4. With limited exceptions, such as changes requested by Woodside, OCI will expend the resources necessary to complete the project ensuring that it meets the agreed performance standards prior to hand over. OCI will also be responsible for limited financial payments to Woodside if the project is delayed beyond September 2025.
5. Forecast IRR and payback period assume Woodside equity of 100% and include the acquisition price. IRR and the payback period are a look forward from July 2024. Lower carbon ammonia price assumes an uplift to Woodside's internal unabated ammonia cost assumption. In 2025 the uplift is $0/t increasing to ~$120/t in 2034 (real terms 2024) aligned with the phase in of the CBAM. Payback period is calculated from undiscounted cash flows from RFSU.
6. Scope 3 emissions abatement capacity of 1.6 Mtpa CO_2-e assumes supply of carbon abated hydrogen and CCS operational. Woodside has made the assumption to estimate the avoided emissions through the displacement of conventional marine fuel. Actual displaced emissions may differ based on actual use case. Please refer to the Glossary starting on page 22 and the section on Scope 3 targets starting on page 34 of the CTAP for further information on the definition and calculation of Scope 3 targets.
7. Scope 1 and 2 emissions of less than 0.1 Mtpa represent Woodside's gross equity Scope 1 and 2 emissions from the project and are comprised of the on-site electricity requirements for ammonia production.

48

Woodside Energy

OCI acquisition: building exposure to a growing ammonia market 1 Global ammonia demand (million tonnes per annum) Existing global market of ~200 Mtpa traded on a blend of 500 spot and medium-term contracts 100% Hydrogen carrier 400 Lower carbon ammonia expected to exceed 250 Mtpa by Marine fuel 2050, comprising nearly two-thirds of total ammonia demand Power 75% % of lower- 300 carbon Carbon policy development expected to play a key role in ammonia (RHS) lower carbon ammonia demand growth 50% 200 Lower carbon ammonia expected to support decarbonisation Traditional of traditional end-uses and supply new areas such as power, 25% marine fuel, and as a hydrogen carrier 100 Similar customer base to LNG 0 0% 2023 2026 2029 2032 2035 2038 2041 2044 2047 2050 49 1. Wood Mackenzie Global Ammonia Strategic Planning Outlook 2024, published 31 May 2024. Traditional demand includes fertilizer, metals and mining, major chemicals and other industrial.

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome.
Bcf	Billion cubic feet
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
Cash margin	Gross profit/loss adjusted for other cost of sales, trading costs, oil and gas properties depreciation and amortisation and other revenue. Excludes the marketing segment. Cash margin % is calculated as cash margin divided by revenue from sale of hydrocarbons (excluding marketing segment)
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.
cps	Cents per share
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary
EBITDA	Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. Woodside uses EBITDA and EBITDA excluding impairments interchangeably
EBITDA margin	Calculated as EBITDA divided by operating revenue
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[1]

FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[2]
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JKM	Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan.
JV	Joint venture
KGP	Karratha Gas Plant
Liquidity	Cash and undrawn facilities
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon energy provider	Woodside uses this term to describe its aspiration to develop a lower carbon portfolio
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon power	Lower carbon power comes from processes or technologies that produce electricity with a lower greenhouse gas emissions intensity relative to electricity produced from a higher emissions intensity source

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
2. Convention on Biological Diversity (1992).

50

Woodside Energy

Glossary

Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
Net debt	Interest-bearing liabilities and lease liabilities less cash and cash equivalents
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Operating cash flow	Cash flow from operating activities
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[2]
Short-, medium and long-term	This report refers to ranges of time as follows: short-term means from now until 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to "near-term" and "medium-term" in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets
Sustainability (including sustainable and sustainably)	References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
TTF	Title transfer facility
Unit production cost or UPC	Production costs ($ million) divided by production volume (MMboe)
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries
YTD	Year to date

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com